EXHIBIT 99.1

Regulated Information

Galapagos reports largest cash balance ever

Key 2015 financials:

  Cash burn of €122 million, in line with guidance
  Cash balance on 31 December 2015 of €348 million
  Cash in January 2016, post-closing of Gilead transaction, of €1.02 billion

Management guidance for 2016:

  Week 20 results from filgotinib in FITZROY Phase 2 study in Crohn's disease in April
  Start of Phase 3 studies with filgotinib in rheumatoid arthritis and Crohn's disease
  Phase 2 topline results from SAPHIRA study with potentiator GLPG1837 in cystic fibrosis and patient recruitment completion with GLPG1690 in idiopathic pulmonary fibrosis
  Phase 1 topline results with multiple cystic fibrosis compounds and with osteoarthritis program GLPG1972
  Reduced cash burn of between €100 - 120 million

Webcast presentation tomorrow, 4 March, at 14.00 CET/8 AM ET, +32 2 6200138 www.glpg.com

Mechelen, Belgium; 22.00 CET 3 March 2016 - Galapagos NV (Euronext & NASDAQ: GLPG) presents financial results and highlights the key events for the full year 2015.

"The year 2015 has been a stellar one for Galapagos, as we have truly stepped up to the next level in our development towards a commercially based biotech company.  We achieved a number of remarkable milestones in 2015: delivery of potentially best-in-class efficacy and safety Phase 2 data with our selective JAK1 inhibitor filgotinib in rheumatoid arthritis and Crohn's disease, a NASDAQ listing, and a licensing deal with Gilead that will help transform our company.  In our cystic fibrosis (CF) program, we completed the discovery phase for a triple combination therapy that is expected to address 90% of patients with CF, and we advanced several of our novel mechanism of action programs to later stages.  All of these were important stepping stones in our ongoing efforts to deliver novel medications to patients.

I wish to thank our shareholders for their support.  We ended 2015 strong, both financially and operationally," CEO Onno van de Stolpe commented.  "Now we want to use our strong position to get the most effective combination therapy in CF ready for Phase 2 studies and to advance the rest of our promising pipeline, while assisting Gilead with the start and preparation of two Phase 3 programs with filgotinib."

Bart Filius, CFO, added: "Last year Galapagos took major steps toward financial independence as a company: the NASDAQ listing and financing round grossed $317 million and increased our trading liquidity, and later came the Gilead deal on filgotinib which brought in $725 million cash upon closing in January 2016.  Riding on the success of filgotinib, a compound developed against the JAK1 target discovered by Galapagos, we aim to advance more programs using proprietary targets out of our discovery platform toward the clinic.  In addition, we will ramp up our clinical activities in cystic fibrosis, with six studies in progress in 2016, on track to have a potential triple combination therapy in patient studies in 2017.  All this will contribute to our financial guidance for operational cash burn of between €100 and 120 million."

Key figures (consolidated)

(€ millions, except basic income/loss per share)

	31 Dec 2015 Group Total	31 Dec 2014 Group Total
Revenues	60.6	90.0
R&D expenditure	-129.7	-111.1
G&A and S&M expenses	-20.3	-14.9
Operating result before exceptional items	-89.4	-36.0
Restructuring & integration costs		-0.7
Operating loss	-89.4	-36.6
Non-cash adjustment on short term financial asset[1]	-30.6[1]
Other financial result	0.4	1.4
Income taxes	1.2	-2.1
Net loss from continuing operations	-118.4	-37.3
Net income from discontinued operations		70.5[2]
Net result for the period	-118.4	33.2
Basic income / Loss (-) per share for continuing operations (€)	-3.32	-1.24
Cash, Cash equivalents and Restricted cash at year-end	348.2	198.4

Notes:

1.	Reflects non-cash financial asset adjustment resulting from the Gilead subscription agreement, to be offset by positive €57.5 million non-cash adjustment in Q1 2016.
2.	Galapagos sold its service operations to Charles River Laboratories Inc. on 1 April 2014. As a result of this sale, the service operations are reported as discontinued operations. Group results include both continuing and discontinued operations.

Details of the financial results

Revenues

Galapagos' revenues and other income for 2015 amounted to €60.6 million, compared to €90.0 million in 2014. Revenues were lower due to a decrease in revenue recognition of upfront payments and reduced milestone payments from partners, reflecting the increasingly proprietary nature of our pipeline programs.

Operating result

The Group realized a net operating loss in 2015 of €89.4 million, compared to a net operating loss of €36.6 million in 2014 for continuing operations.

R&D expenses for the Group in 2015 were €129.7 million compared to €111.1 million in 2014.  This planned increase is due mainly to increased efforts on our clinical and pre-clinical programs, primarily the cystic fibrosis programs.

G&A and S&M expenses of the Group were €20.3 million in 2015, compared to €14.9 million in 2014.  This increase is due primarily to non-cash items such as a higher provision for short term and long term management bonus and higher costs for warrant plans, mainly as a result of the evolution of the Galapagos share price.

Non-cash adjustment on short term financial asset

Galapagos recognized a short term financial asset worth €39 million upon signing of the share subscription agreement with Gilead, as required under IAS 39.  This financial asset initially reflected the share premium that Gilead committed to pay above the closing stock price of Galapagos on the day of signing of the subscription agreement.  Under IAS 39, the fair value of the financial asset needed to be re-measured at year end and again upon entering into force of the subscription agreement on 19 January 2016, when the financial asset expired.  Variations in fair value of the financial asset were recorded in the income statement.

The decrease in the fair value of the financial asset resulting from the increase in the Galapagos share price between signing of the subscription agreement and 31 December 2015, resulted in a negative, non-cash adjustment of €30.6 million in the 2015 financial results.  The subsequent increase in the fair value of the financial asset resulting from the decrease in the Galapagos share price between 1 January 2016 and 19 January 2016 will result in a positive non-cash adjustment of €57.5 million in the financial result of the first quarter 2016 financial reporting.

Cash position

Cash, cash equivalents, and restricted cash totalled €348.2 million on 31 December 2015.

A net increase of €149.8 million in cash, cash equivalents and restricted cash was recorded in 2015.  Net cash flows from financing activities generated €259.4 million through a global offering and concurrent listing on NASDAQ, as well as €12.0 million from warrant exercises.  Furthermore, the Company continued to intensify its R&D investments, resulting in a cash burn of €121.6 million in 2015.

Furthermore, Galapagos' balance sheet holds an unconditional and unrestricted receivable from the French government (Crédit d'Impôt Recherche[1])now amounting to €33.4 million, payable in 4 yearly tranches.  Galapagos' balance sheet also holds a receivable from the Belgian Government for R&D incentives now amounting to €25.1 million.

Galapagos received $725 million in cash from Gilead upon closing of their global collaboration agreement on 19 January 2016.  Galapagos had €1.02 billion in cash, cash equivalents, and restricted cash after the closing of the transaction.

Outlook 2016

The 20-week results from filgotinib in Crohn's disease (FITZROY) are expected in April.  Galapagos and Gilead are preparing to initiate Phase 3 programs in two indications with filgotinib in 2016.

In cystic fibrosis, Galapagos expects to report topline results with GLPG1837 in the Phase 2 SAPHIRA study in Class III mutation patients before year end and report Phase 1 topline results with other CF compounds.  All components of a future triple combination are anticipated to be in clinical evaluation by year end.

Galapagos expects to complete recruitment in its Phase 2 study with GLPG1690 in idiopathic pulmonary fibrosis before year end for topline results in 1H 2017, and to report topline results from its Phase 1 study with osteoarthritis program GLPG1972 around mid-year.

The Company expects an operational use of cash of €100-120 million during 2016, excluding payments received from our partner Gilead for filgotinib.

Annual Report 2015

Galapagos is currently finalizing its financial statements for the year ended 31 December 2015.  The Auditor has confirmed that his audit procedures, which are substantially completed, have not revealed any material corrections required to be made to the financial information included in this press release.  Should any material changes arise during the audit finalization, an additional press release will be issued.  Galapagos expects to be able to publish its fully audited Annual Report for the full year 2015 on or around 25 March 2016.

Conference call and webcast presentation

Galapagos will conduct a conference call open to the public tomorrow, 4 March 2016, at 14:00 Central European Time (CET)/8 AM Eastern Time, which will also be webcast.  To participate in the conference call, please call one of the following numbers ten minutes prior to commencement:

Confirmation Code:    4962190

United Kingdom:	+44 20 3427 1918
Toll free United Kingdom:	0800 279 4841
France:	+33 1 76 77 22 22
Toll free France:	0805 631 579
Belgium:	+32 2 6200138
Toll free Belgium:	0800 58033
USA:	+1646 254 3366
Toll free USA:	+1646 254 3366
Netherlands:	+31 20 721 9158
Toll free Netherlands:	0800 020 2577

A question and answer session will follow the presentation of the results.  Go to www.glpg.com to access the live audio webcast.  The archived webcast will also be available for replay shortly after the close of the call.

Financial calendar

26 April 2016	Annual General Meeting of Shareholders in Mechelen
29 April 2016	First Quarter 2016 Results
29 July 2016	First Half 2016 Results
28 October 2016	Third Quarter 2016 Results
3 March 2017	Full Year 2016 Results

About Galapagos

Galapagos(Euronext & NASDAQ: GLPG) is a clinical-stage biotechnology company specialized in the discovery and development of small molecule medicines with novel modes of action.  Our pipeline comprises three Phase 2, three Phase 1, five pre-clinical, and 20 discovery studies in cystic fibrosis, inflammation, fibrosis, osteoarthritis and other indications.  We have discovered and developed filgotinib: in collaboration with Gilead we aim to bring this JAK1-selective inhibitor for inflammatory indications to patients all over the world.  Galapagos is focused on the development and commercialization of novel medicines that will improve people's lives.  The Galapagos group, including fee-for-service subsidiary Fidelta, has approximately 440 employees, operating from its Mechelen, Belgium headquarters and facilities in The Netherlands, France, and Croatia.  More information at www.glpg.com.

CONTACT

Investors:	Media:
Elizabeth Goodwin	Evelyn Fox
VP IR & Corporate Communications	Director Communications
Tel: +1 781 460 1784	Tel: +31 6 53 591 999
E-mail: ir@glpg.com	E-mail: communications@glpg.com

Forward-Looking Statements

This release may contain forward-looking statements, including statements regarding any guidance given by Galapagos' management, the anticipated timing of clinical studies with filgotinib, GLPG1690, GLPG1972, or in the field of cystic fibrosis, the progression and results of such studies, the anticipated cash burn for Galapagos' contemplated operations, and the possible activity and clinical utility of a potential triple combination therapy for cystic fibrosis.  Galapagos cautions the reader that forward-looking statements are not guarantees of future performance.  Forward-looking statements involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition and liquidity, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements.  In addition, even if Galapagos' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods.  Among the factors that may result in differences are that Galapagos' expectations regarding its 2016 revenues and financial results and its 2016 operating expenses may be incorrect (including because one or more of its assumptions underlying its revenue or expense expectations may not be realized), the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that data from Galapagos' ongoing clinical research programs in rheumatoid arthritis, Crohn's disease, idiopathic pulmonary fibrosis, osteoarthritis and cystic fibrosis may not support registration or further development of its drug candidates due to safety, efficacy or other reasons), Galapagos' reliance on collaborations with third parties (including its collaboration partner for filgotinib, Gilead, and its collaboration partner for cystic fibrosis, AbbVie), and estimating the commercial potential of Galapagos' product candidates.  A further list and description of these risks, uncertainties and other risks can be found in Galapagos' Securities and Exchange Commission (SEC) filings and reports, including in Galapagos' prospectus filed with the SEC on 14 May 2015 and subsequent filings and reports filed by Galapagos with the SEC.  Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements.  These forward-looking statements speak only as of the date of publication of this document.  Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

___________________

[1] Crédit d'Impôt Recherche refers to an innovation incentive system underwritten by the French government.

Financial tables: http://hugin.info/133350/R/1991766/732921.pdf

Consolidated financial statements

CONSOLIDATED STATEMENT OF OPERATIONS AND CONSOLIDATED STATEMENT OF COMPREHENSIVE
INCOME FOR THE YEARS ENDED 31 DECEMBER

Consolidated statement of operations

(thousands of €, except share and per share data)	2015	2014
Revenues	39,563	69,368
Other income	21,017	20,653
Total revenues and other income	60,579	90,021

Research and development expenditure	(129,714)	(111,110)
General and administrative expenses	(19,127)	(13,875)
Sales and marketing expenses	(1,182)	(992)
Restructuring and integration costs	-	(669)
Operating loss	(89,444)	(36,624)

Non-cash adjustment on financial assets	(30,632)	-
Other finance result	448	1,424

Loss before tax	(119,627)	(35,201)

Income taxes	1,218	(2,103)

Net loss from continuing operations	(118,410)	(37,303)

Net income from discontinued operations	-	70,514

Net income / loss (-)	(118,410)	33,211
Net income / loss (-) attributable to:
Owners of the parent	(118,410)	33,211
Basic and diluted income / loss (-) per share	(3.32)	1.10
Basic and diluted loss per share from continuing operations	(3.32)	(1.24)
Weighted average number of shares (in thousands of shares)	35,700	30,108

Consolidated statement of comprehensive income

(thousands of €)	2015	2014
Net income / loss (-)	(118,410)	33,211
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation	202	(267)
Items that may be reclassified subsequently to profit or loss:
Translation differences, arisen from translating foreign activities	690	460
Translation differences, arisen from the sale of service division	-	(1,787)
Other comprehensive income, net of income tax	892	(1,594)

Total comprehensive income attributable to:
Owners of the parent	(117,517)	31,617

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CONSOLIDATED STATEMENT OF FINANCIAL POSITION AT 31 DECEMBER

Assets

(thousands of €)	2015	2014
Intangible assets	1,550	2,015
Property, plant and equipment	13,782	10,091
Deferred tax assets	1,726	293
Non-current R&D incentives receivables	49,384	43,944
Non-current restricted cash	1,046	306
Other non-current assets	557	215
Non-currents assets	68,044	56,864

Inventories	325	281
Trade and other receivables	3,931	3,211
Current R&D incentives receivables	9,161	7,351
Cash and cash equivalents	340,314	187,712
Current restricted cash	6,857	10,422
Current financial assets	8,371	-
Other current assets	5,512	4,625
Current assets	374,470	213,603
Total assets	442,514	270,467

Equity and liabilities

(thousands of €)	2015	2014
Share capital	185,399	157,274
Share premium account	357,402	114,182
Other reserves	(18)	(220)
Translation differences	(467)	(1,157)
Accumulated losses	(177,317)	(63,944)
Total equity	364,999	206,135

Pension liabilities	2,693	2,865
Provisions	55	72
Finance lease liabilities	63	115
Other non-current liabilities	2,291	923
Non-current liabilities	5,103	3,976

Provisions	-	105
Finance lease liabilities	52	52
Trade and other payables	29,482	30,007
Current tax payable	2,583	2,582
Accrued charges	490	585
Deferred income	39,806	27,026
Current liabilities	72,412	60,356
Total liabilities	77,515	64,332
Total equity and liabilities	442,514	270,467

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CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEARS ENDED 31 DECEMBER

(thousands of €)	2015	2014
Cash and cash equivalents at beginning of year	187,712	138,175

Net income / loss (-)	(118,410)	33,211

Adjustments for:
Tax income (-) /expenses	(1,218)	2,337
Other financial income	(448)	(1,841)
Non-cash adjustment on financial assets	30,632	-
Depreciation of property, plant and equipment	2,372	3,582
Amortization of intangible fixed assets	1,030	1,067
Net realized loss on foreign exchange transactions	(398)	(261)
Share-based compensation	5,036	2,952
Increase/decrease (-) in provisions	(125)	27
Increase in pension liabilities	30	409
Gain on sale of fixed assets	(62)	-
Gain on sale of service division	-	(67,508)

Operating cash flows before movements in working capital	(81,560)	(26,025)

Increase in inventories	(44)	(32)
Increase in receivables	(7,220)	(10,110)
Decrease in payables	(26,728)	(40,311)

Cash used in operations	(115,553)	(76,479)

Interest paid	(49)	(113)
Interest received	1,106	951
Income taxes paid (-) / received	(94)	86

Net cash flows used in operating activities	(114,590)	(75,555)

3

(thousands of €)	2015	2014
Purchase of property, plant and equipment	(6,100)	(2,061)
Purchase of and expenditure in intangible fixed assets	(565)	(743)
Proceeds from disposal of property, plant and equipment	110	45
Disposals of subsidiaries, net of cash disposed	-	130,787
Increase (-)/ decrease in restricted cash	2,258	(7,422)

Net cash flows generated/used (-) in investing activities	(4,297)	120,606

Repayment of obligations under finance leases and other debts	(43)	(216)
Proceeds from Capital and Share premium increases, net of issue costs	271,413	4,430

Net cash flows generated in financing activities	271,370	4,214

Effect of exchange rate differences on cash and cash equivalents	118	271

Increase in cash and cash equivalents	152,601	49,537

Cash and cash equivalents at end of year	340,314	187,712

4

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(thousands of €)	Share capital	Share premium account	Translation differences	Other reserves	Accumul. losses	Total
On 1 January, 2014	154,542	112,484	170	47	(100,107)	167,137
Net loss	-	-	-	-	33,211	33,211
Other comprehensive income	-	-	(1,327)	(267)	-	(1,594)
Total comprehensive income	-	-	(1,327)	(267)	33,211	31,617
Share-based compensation	-	-	-	-	2,952	2,952
Exercise of warrants	2,732	1,698	-	-	-	4,430
On 31 December, 2014	157,274	114,182	(1,157)	(220)	(63,944)	206,135
Net income	-	-	-	-	(118,410)	(118,410)
Other comprehensive income	-	-	690	202	-	892
Total comprehensive income	-	-	690	202	(118,410)	(117,517)
Share-based compensation	-	-	-	-	5,036	5,036
Issue of new shares	40,751	237,952	-	-	-	278,703
Share issue costs	(19,360)	-	-	-	-	(19,360)
Exercise of warrants	6,734	5,269	-	-	-	12,002
On 31 December, 2015	185,399	357,402	(467)	(18)	(177,317)	364,999

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